Exhibit 99.32

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. Section 1350), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, each of the undersigned officers of BCE Inc. (the “Company”), does hereby certify that:

the annual report on Form 40-F for the year ended December 31, 2020 of the Company (the “Form 40-F”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in the Form 40-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 11, 2021	(signed) Mirko Bibic
Mirko Bibic President and Chief Executive Officer BCE Inc.

Date: March 11, 2021	(signed) Glen LeBlanc
Glen LeBlanc Executive Vice-President and Chief Financial Officer BCE Inc.